# Nasdaq Regulation



**Arnold Golub**
Vice President
Deputy General Counsel


September 11, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Division of Corporation Finance:

This is to certify that on September 11, 2025, The Nasdaq Stock Market (the "Exchange") received from Great Elm Capital Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


7.75% Notes due 2030


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.


Sincerely,